Exhibit 99.1

For Immediate Release

May 11, 2006

DRAXIS Health Reports Results for the First Quarter of 2006

Returning to normalized quarter-over-quarter growth

Mississauga, Ontario, May 11, 2006 – DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported first quarter operating results for the three months ended March 31, 2006. Revenues and earnings were below the first quarter of 2005 but were an improvement over the immediately preceding fourth quarter of 2005. Net cash flows from operating activities were up substantially for the quarter. All amounts are expressed in U.S. dollars.

Highlights

•      Consolidated revenues of $19.1 million in the first quarter were down 16% from $22.8 million in the first quarter of 2005, but were up from $18.7 million in the fourth quarter of 2005.

•      Net income for the first quarter of 2006 was $1.7 million, compared to $3.3 million in the same quarter of 2005 and 59% ahead of the $1.1 million in the fourth quarter of 2005.

•      Basic and diluted EPS was 4 cents per share for the first quarter of 2006, down 4 cents per share compared to the first three months of 2005. Basic and diluted EPS was 3 cents for the fourth quarter of 2005.

•      Operating income for the first quarter of 2006 was $1.9 million, down $2.6 million from the first quarter of 2005, but nearly double the $1.0 million for the fourth quarter of 2005.

•      Net cash flows from operating activities increased substantially to $3.1 million for the first quarter of 2006, up 92% compared to $1.6 million for the same period in 2005. Operating cash flows in the fourth quarter of 2005 were $6.0 million.

Last year’s first quarter 2005 revenues included $0.9 million of contingent milestones received and earned in respect of product rights sold as part of the Company’s sale of its Canadian pharmaceutical sales and marketing business to Shire BioChem Inc. This added just over 1 cent to EPS in the first quarter of 2005.

“While our first quarter came in below the strong first quarter of 2005, the results show growth and improvement coming out of the challenging period during and shortly after the shutdown in late 2005,” said Dr. Martin Barkin, President and CEO of DRAXIS. “Our operational results are now trending back towards the performance we saw during the first half of 2005. In addition, operating cash flow levels continue to be robust and cash-on-hand is at levels unprecedented in the Company’s recent history.”

“The first quarter of 2006 was impacted by reduced production in the sterile products area of our contract manufacturing segment during the early part of the quarter. Full production of sterile liquid injectables, particularly Hectorol® Injection, did not reach normal levels until March. We do not believe that catch-up production will be required in subsequent quarters.  Production of lyophilized products increased significantly this quarter, as we continue to bring the second lyophilizer on stream, but this increase did not fully offset the reduced output of other sterile products. Overall, lower sterile product volumes, coupled with non-sterile volumes that were below the unusually high levels in the first quarter of last year, impacted earnings by 2 – 2.5 cents per share compared to the first quarter of 2005.”

“Quarterly product sales in our radiopharmaceuticals business increased 10% compared to the corresponding period in 2005, excluding the brachytherapy products, which we stopped selling in late 2005. Product gross margins, in dollars, increased 10% and operating income increased 20% reflecting the positive impact of successful efforts to increase the penetration of our iodine-131 products into the U.S. market. During the quarter, the radiopharmaceutical business announced that it has realigned its priorities for the research and development of new radiopharmaceutical products that we believe will drive future growth. One key near term program is the development of Sestamibi, a lyophilized product widely used for Technetium-based cardiac imaging studies, a market segment not currently served by DRAXIMAGE. A second major opportunity being pursued is the production and distribution of a “next-generation” Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Both of these recently-announced major product opportunities are high priorities for the DRAXIMAGE division.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2006	2005
	(unaudited)	(unaudited)
REVENUES
Product sales	$17,648	$20,506
Royalty and licensing	1,428	2,339
	$19,076	$22,845

Research and development expense	$789	$567

Product Gross Margin	$6,816	$7,446
Product Gross Margin %	38.6%	36.3%

Operating income	$1,899	$4,540
Operating Margin %	10.0%	19.9%

Cash and cash equivalents	$14,086	$7,342

Total debt	$0	$0

Cash flows from operating activities	$3,090	$1,606
Cash flows used in investing activities	(794)	(941)
	$2,296	$665

Net income	$1,692	$3,295

Basic and diluted income per share	$0.04	$0.08

Cash and cash equivalents at March 31, 2006 were $14.1 million, up $6.7 million from a year ago and up $1.7 million from December 31, 2005, despite spending $0.6 million during the first quarter of 2006 to repurchase shares under the Company’s current Normal Course Issuer Bid.

On December 8, 2005 the Company initiated a Normal Course Issuer Bid to buy back for cancellation up to 3,522,530 of its common shares, representing up to 10% of the public float on December 6, 2005. As at May 10, 2006, 323,400 shares had been repurchased and cancelled at an average price of $4.44 (CDN$5.11).

As of May 10, 2006 the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2006. This includes a non-cash charge of 2 cents per share for stock-based compensation, according to new accounting rules effective January 1, 2006. Net operating cash flow in 2006 is expected to be at least $15 million.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•      Revenues of $13.6 million for the first quarter of 2006 represented a decrease of $2.3 million or 14.3% versus the same period in 2005, but were $0.9 million ahead of the immediately preceding fourth quarter of 2005.

•      The decrease in product sales in the first quarter of 2006 was driven by lower volumes of sterile and non-sterile products, offset somewhat by higher output of lyophilized products compared to the first quarter of 2005.

•      Product gross margin percentage for the quarter was 29%, essentially unchanged from the 29% for the first quarter of 2005, but up from the 23% in the fourth quarter of 2005.

•      Operating income for the first quarter was $1.9 million, which was down from the $4.5 million for the first quarter of 2005, but was up substantially from the $1.0 million in the fourth quarter of 2005.

Production run rates for the first quarter of 2006 did not achieve the run rates that the Company was executing between January and July 2005 until March 2006. During the early part of the first quarter 2006 the Company invested in activities related to validating operating parameters for portions of the sterile manufacturing area to ensure on-going compliance with changing global regulations. However, by March 2006 production run rates in the sterile products area were back at levels expected for the contract manufacturing operations prior to the shutdown of late 2005.

Radiopharmaceuticals

•      Product sales of $4.9 million for the quarter represented a 10% increase over the first quarter of 2005, excluding the impact of the brachytherapy product line, which was divested in late 2005.

•      Product gross margin percentage was 63% for the first quarter of 2006 compared to 59% for the first quarter of 2005.

•      Operating income was $1.0 million for the first three months of 2006, versus $0.8 million in the same period in 2005.

•      On March 27, 2006 the Company announced that it had realigned its priorities for the research and development of new products that will drive future growth. The Company is now focused on: the development of Sestamibi, a widely used cardiac imaging agent; the development of an improved version of a Technetium Generator used in radiopharmacies to generate the radioactive isotope Technetium 99m; and the acceleration of efforts to obtain marketing approvals for existing products in Europe.

•      In January 2006, the Company received approval from the U.S. Food and Drug Administration (“FDA”) regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. This product is scheduled to be launched into the US market in the second quarter of 2006.

Interim Financial Report

This release includes by reference the first quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter ended March 31, 2006, prepared in accordance with U.S. GAAP. The interim financial report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports. It is also available, through the SEDAR and EDGAR databases or upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss first quarter 2006 financial results at 10 a.m. (ET) on May 11, 2006. This call can be accessed by dialing 1 (800) 811-8845 (Access Code 1347226) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:    1-877-441-1984

Fax:         905-677-5494

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

- Quarter Ended March 31, 2006 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2005.

All amounts referred to herein are expressed in US dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Forward-Looking Statements on page 20 hereof.

The discussion and analysis contained in this MD&A are as of May 10, 2006.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Highlights for the first quarter of 2006 were as follows:

Quarterly Financial Results:

•      Quarterly product sales of $17.6 million down 14% from the first quarter of 2005.

•      Quarterly operating income of $1.9 million down $2.6 million from the first quarter of 2005.

•      Quarterly basic and diluted EPS of 4 cents per share, down 4 cents compared to 2005. The reduction can be explained by the following principal factors:

•      Commercial production and sales for the first quarter of 2006, principally of Hectorol® Injection for Genzyme Inc., were impacted through the early part of the quarter, due to validation of new operating parameters for portion of sterile manufacturing to ensure on-going compliance with changing global regulations. By early March 2006, the Company was achieving the production run rates it experienced for its sterile operations prior to the occurrence of shutdown issues in late 2005. These activities and the impact on results were considered in the setting of 2006 guidance parameters (see Outlook).

•      The validation of new operating parameters did not impact other sterile product lines. Lyophilized production and sales significantly increased in the first quarter of 2006 compared to 2005. This partially offset reduced Hectorol® volumes.

•      Overall, the impact of lower sterile volumes coupled with lower non-sterile volumes (from the exceptionally high levels of the first quarter of 2005) impacted earnings per share by 2.0-2.5 cents compared to the first quarter of 2005.

•      Effective January 1, 2006, the Company has begun charging net income with stock based compensation costs as required by accounting standards. While this represents a non-cash charge to earnings, it results in selling, general and administrative expenses being $240,000 or 0.6 cents per share higher compared to the first quarter of 2005.

•      The first quarter of 2005 included the recognition of $0.9 million in contingent milestones received and earned in respect of product rights sold as part of the Company’s sale of the DRAXIS Pharmaceutica business unit to Shire BioChem Inc. (“Shire”) which increased first quarter 2005 earnings by 1 to 1.5 cents per share.

•      Net cash flows from operating activities of $3.1 million up $1.5 million from the first quarter of 2005.

Other Highlights

•      On March 27, 2006, the Company announced the realignment of its priorities for the research and development of new products that will drive future growth (see Radiopharmaceuticals).

•      On January 13, 2006, the Company received approval from the U.S. Food and Drug Administration (“FDA”) regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.

Consolidated Results of Operations and reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2006	2005	$ Change	% Change
Revenues
Product sales	$17,648	$20,506	$(2,858)	(13.9)%
Royalty and licensing	1,428	2,339	(911)	(38.9)%
	19,076	22,845	(3,769)	(16.5)%

Product gross margin	6,816	7,446	(630)	(8.5)%
% of Product sales revenues	38.6%	36.3%		2.3%
Royalty and licensing revenue	1,428	2,339	(911)	(38.9)%
SG&A	(4,361)	(3,640)	(721)	(19.8)%
% of Product sales revenues	-24.7%	-17.8%		(7.0)%
R & D	(789)	(567)	(222)	39.2%
EBITDA(1)	3,094	5,578	(2,484)	(44.5)%
% of Total revenues	16.2%	24.4%		(8.2)%
Depreciation and amortization	(1,195)	(1,038)	(157)	(15.1)%
Operating income	1,899	4,540	(2,641)	(58.2)%
% of Total revenues	10.0%	19.9%		(9.9)%
Financial
- Foreign exchange translation	45	(31)	76	245.2%
- Other	8	(11)	19	172.7%
Income tax expense	(260)	(1,203)	943	78.4%
Net income	$1,692	$3,295	$(1,603)	(48.6)%

Basic income per share	$0.04	$0.08

Diluted income per share	$0.04	$0.08

(1)     Income before depreciation and amortization, financing income (expense), foreign exchange gain (loss), and income taxes. This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see Accounting Matters - Non-GAAP Measures).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended March 31, 2006 and 2005

Consolidated revenues of $19.1 million for the quarter ended March 31, 2006 decreased 16% compared with the same period in 2005.

Product sales decreased 14% to $17.6 million for the quarter ended March 31, 2006 compared with the same period in 2005. The decrease in product sales despite strong lyophilization production and sales during the first quarter of 2006 was driven by a decrease in Hectorol® (sterile) volumes and overall non-sterile volumes (see the Contract Manufacturing segment discussion below). Radiopharmaceutical product sales grew 3% in the first quarter of 2006 over the same period of 2005 driven primarily by increased U.S. sales of sodium iodide I-131.

Product gross margin percentage for the quarter ended March 31, 2006 increased to 39% as compared with 36% for the same period in 2005 primarily related to a better mix of higher margin business in both operating segments.

Royalty and licensing revenue decreased 39% for the quarter ended March 31, 2006 compared with the same period of 2005 due to the receipt of $0.9 million in contingent milestones received from Shire, which the Company earned and recorded in the first quarter of 2005.

As a percentage of product sales, selling, general and administrative expenses increased for 2006 to 25% from 18% in the first quarter of 2005. The 20% increase in selling, general and administrative expenses in absolute dollar terms for the quarter was primarily driven by the inclusion of non-cash charge stock based compensation costs beginning January 1, 2006. The remainder of the increase over 2005 relates to investments in process and information system improvements within contract manufacturing. Selling, general and administrative expenses for the first quarter of 2006 were consistent with levels of the fourth quarter of 2005.

Research and development expenditures increased compared to the first quarter of 2005 due to activities related to INFECTON®. The increased expenditures were the result of additional detailed review of INFECTON® phase II results and commercialization strategy. The Company is incurring expenditures related to new opportunities as described in the Radiopharmaceutical section.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins are affected. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For the first quarter of 2006, there was an insignificant impact on margins as the Canadian dollar was relatively stable in the quarter compared to the U.S. dollar.

Depreciation and amortization expense for the quarter ended March 31, 2006 increased 15.0% over the same period of 2005 following the commencement of depreciation charges on the Company’s second lyophilization unit. Foreign exchange impacts were minimal in the first quarter of 2006 compared with 2005.

For the quarter ended March 31, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 13% or 23% excluding the impact of research and development tax credits. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in the first quarter of 2006 compared to 2005.

The basic weighted average number of common shares outstanding during the first quarter of 2006 was 41,538,437 and has increased from 41,142,854 in the first quarter of 2005, primarily as the result of the exercise of stock options less shares purchased for cancellation under the Company’s Normal Course Issuer Bid process.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2006	2005	$ Change	% Change
Revenues
Product sales	$4,899	$4,734	$165	3.5%
Royalty and licensing	26	—	26	—
	4,925	4,734	191	4.0%

Product gross margin	3,065	2,797	268	9.6%
% of Product sales revenues	62.6%	59.1%		3.5%
SG&A	(1,018)	(1,136)	118	10.4%
R & D	(789)	(567)	(222)	(39.2)%
EBITDA(1)	1,284	1,094	190	17.4%
% of Revenues	26.1%	23.1%		3.0%
Depreciation and amortization	(264)	(245)	(19)	(7.8)%
Operating income	$1,020	$849	$171	20.1%
% of Revenues	20.7%	17.9%		2.8%

(1)           See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection, which is nearing the completion of Phase II clinical trials in Canada and the U.S.

Highlights in this segment for the quarter ended March 31, 2006 included:

•      Financial results:

•      Product sales of $4.9 million for the quarter representing a 4.0% increase over the first quarter of 2005 (10% after adjusting for the impact of the divestment of the brachytherapy product line in late 2005).

•      Product gross margin percentage of 63% compared to 59% for the first quarter of 2005.

•      Operating income of $1.0 million compared to $0.8 million in the first quarter of 2005.

•      Other highlights:

•      On March 27, 2006 the Company announced that it had realigned its priorities for the research and development of new products that will drive future growth (see Outlook for details).

•      On January 13, 2006, the Company received approval from the U.S. FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.

Comparison of quarters ended March 31, 2006 and 2005

Revenues for the quarter ended March 31, 2006 increased 4.0% (10% after adjusting for the impact of the divestment of the Brachytherapy product line in late 2005) compared with the same period of 2005, primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S. The increase is related to higher volumes resulting from greater U.S. market penetration.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of sodium iodide I-131. The Company plans to introduce the new diagnostic capsules during the first half of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the quarter ended March 31, 2006 product gross margin increased to 63% compared to 59% for the same period in 2005, reflecting the positive impact of sodium iodide sales and the strategic focus on higher margin products which led to the divestment of the brachytherapy product line in late 2005.

Research and development expenditures increased $0.2 million for the quarter ended March 31, 2006 as compared to 2005 due to the ramping up of product development activities, including new activities related to Sestamibi and Technetium Generators.

The planned clinical development program for the commercialization of INFECTON® is nearing the completion of Phase II with three of the four planned clinical trial studies completed. All four clinical trial activities took place at sites in the U.S and Canada. Studies to define the target market population and appropriate clinical trial applications are underway and are expected to be completed in time to help guide further development studies.

An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, has been assembled and this expert panel commenced reviewing, in early April, the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel is to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications.

Although FIBRIMAGE® has met primary endpoints in its Phase III clinical trial in Canada, further market analysis has shown that new technologies have successfully captured the current deep venous thrombosis indications and there is no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms. No significant further work will be conducted in the development of this product for the current indications, but other potential opportunities for this product will be explored.

Selling, general and administrative expenses decreased $118,000 compared to the same quarter of 2005 mainly due to the discontinuance of the brachytherapy product line.

Depreciation and amortization expense for this segment increased slightly compared to the first quarter of 2005.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the research and development of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in radiopharmaceutical segment for years after 2007 and will complement the largely organic growth anticipated in the next 18-24 months.

DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will come off patent protection in key markets in the near term. One key example of such a product is Sestamibi, a lyophilized product that is widely used for Technetium-based cardiac imaging studies, a market segment not currently served by DRAXIMAGE.

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions, such as hospitals and clinics.

Thirdly, DRAXIS has accelerated its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIS received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allows DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Since initial European approvals for the majority of these diagnostic imaging products are anticipated throughout the balance of 2006, DRAXIMAGE has commenced discussions with a number of potential commercial partners to initially target large markets in Germany, France, Italy, Spain and the U.K.

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be approximately $1.6 billion and it is believed to be growing driven largely by the continued growth of computer tomography (CT) and enhanced magnetic resonance imaging (MRI) procedures.

Contract Manufacturing

(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2006	2005	$ Change	% Change

Product sales	$13,577	$15,851	$(2,274)	(14.3)%

Product gross margin	3,874	4,600	(726)	(15.8)%
% of Product sales revenues	28.5%	29.0%		(0.5)%
SG&A	(1,352)	(849)	(503)	(59.2)%
EBITDA(1)	2,522	3,751	(1,229)	(32.8)%
% of Revenues	18.6%	23.7%		(5.1)%
Depreciation and amortization	(848)	(681)	(167)	(24.5)%
Operating income	$1,674	$3,070	$(1,396)	(45.5)%
% of Revenues	12.3%	19.4%		(7.0)%

(1)           See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended March 31, 2006 included:

•      Financial results:

•      Revenues of $13.6 million for the first quarter of 2006 represented a decrease of $2.3 million or 14% over the first quarter of 2005.

•      Product gross margin percentage of 29% compared to 29% for the first quarter of 2005.

•      Operating income of $1.7 million compared to $3.1 million for the first quarter of 2005.

Comparison of quarters ended March 31, 2006 and 2005

For the quarter ended March 31, 2006, revenues have decreased by $2.3 million or 14% over the same period of 2005. The decrease was due to reduced commercial production of Hectorol® Injection for Genzyme and lower non-sterile production related to the timing of non-sterile demand compared to 2005. This was partially offset by significant increases in lyophilized product production.

Production and sales run rates for the first quarter of 2006 did not achieve the normalized run rates until March 2006 that the Company was executing between January and July 2005. Commercial production and sales of Hectorol® were impacted during the early part of the quarter as the Company invested in activities related to validating operating parameters for specific portions of sterile manufacturing to ensure on-going compliance with changing global regulations. It is also expected to have long-term benefits to the Company through expanded product offerings. Beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005. These validation activities were carried out in coordination with Genzyme and within their expected volume requirements from us and will not require the Company to plan or reserve additional capacity to compensate for the reduced volumes of the first quarter over the remainder of 2006. These activities and the impact on results were contemplated in the setting of our 2006 guidance parameters (see Outlook).

Lyophilized product revenues, a growing component of sterile revenues, increased significantly compared to the first quarter of 2005, and partially offset the reduced volumes in other product areas.

Non-sterile volumes decreased significantly for the first quarter of 2006 compared to 2005, due to the exceptionally high volumes in this area in the preceding year’s first quarter. First quarter 2006 volumes are more reflective of historical run rates.

Overall, the lower sterile volumes coupled with lower non-sterile volumes impacted earnings per share by 2-2.5 cents and revenues by at least $3 million compared to the first quarter of 2005.

For the first quarter of 2006, sterile products represented approximately 81% of manufacturing revenues compared to 72% for the first quarter of 2005. The demand from an existing customer for non-sterile product was significantly higher than expected for the first quarter of 2005 but, tapered off as 2005 progressed resulting in a significantly different business mix between comparative periods.

Product gross margin was relatively flat in the first quarter of 2006 compared to 2005. The decrease in Hectorol® production in the quarter had a negative impact on margins, but was offset by the improvement in business mix related to volume growth, driven principally by volume growth of in the high margined lyophilized product area.

Selling, general and administrative expenses increased in the first quarter of 2006 compared to 2005 as a result of significant process improvement initiatives, including information system and technology initiatives. Selling, general and administrative expenses were consistent with spending in the fourth quarter of 2005.

Depreciation and amortization for 2006 increased 25% over the first quarter of 2005, due principally to completed capital projects in 2005, including increased lyophilization capacity becoming available.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Periods
	Ended March 31,
	2006	2005	$ Change	% Change
Revenues
Product sales	$177	$166	$11	6.6%
Intercompany eliminations	(1,005)	(245)	(760)	(310.2)%
Royalty and licensing	1,402	2,339	(937)	(40.1)%
	574	2,260	(1,686)	(74.6)%

Product gross margin	(123)	49	(172)	NM
% of Product sales revenues	NM	29.5%		NM
SG&A	(1,991)	(1,655)	(336)	(20.3)%
EBITDA(1)	(712)	733	(1,445)	(197.1)%
% of Revenues	-124.0%	32.4%		(156.5)%
Depreciation and amortization	(83)	(112)	29	25.9%
Operating (loss) income	$(795)	$621	$(1,416)	(228.0)%
% of Revenues	-138.5%	27.5%

(1)           See Accounting Matters – Non-GAAP Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended March 31, 2006 and 2005

Revenues related to the corporate segment were lower compared to 2005 due to the receipt of contingent milestones of $0.9 million from Shire included in 2005 results. The contingent milestones were earned based on market driven conditions related directly to product sales. Intercompany eliminations increased due to higher volume of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

Depreciation and amortization expense in this segment in 2006 decreased slightly as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2006.

Operating income from this segment decreased mainly due the receipt of the Shire milestone in the first quarter of 2005.

Selling, general and administrative expenses increased as a result of the Company expensing stock based compensation costs beginning on January 1, 2006.

Corporate Matters

Normal Course Issuer Bid

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005.  In accordance with the rules of Toronto Stock Exchange (“TSX”), such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

As at May 10, 2006, 323,400 shares had been repurchased and cancelled at an average price of $4.44 (CDN$5.11).

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Mar 31, 2006	Dec 31, 2005

Cash and cash equivalents	$14,086	$12,390
Non-financial working capital (net)(1)	$18,705	$18,890

	Q1, 2006	Q1, 2005

Cash flows from operating activities	$3,090	$1,606
Cash flows used in investing activities	$(794)	$(941)

(1)           Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	May 10, 2006	Mar 31, 2006	Dec 31, 2005

Common shares issued and outstanding	41,345,205	41,467,738	41,588,005
Warrants issued and outstanding(2)	—	1,526,718	1,526,718
Stock options outstanding	2,920,453	2,922,120	2,652,620
Outstanding options as a% of outstanding shares	7.1%	7.0%	6.4%

(2)           Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents at March 31, 2006 totalled $14.1 million as compared with $12.4 million as at December 31, 2005.  The increase is attributable to the increasing cash earnings of the Company offset by capital expenditures and funds used to buy back the Company’s shares under the Normal Course Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of March 31, 2006 had less than three months maturity.

As at March 31, 2006 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended March 31, 2006, net cash flows from operating activities were $3.1 million compared and up $1.5 million for the same period of 2005 due to reduced working capital.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, decreased compared to December 31, 2005 as accounts receivable turnover rates improved.

Capital expenditures for the first quarter of 2006 are mainly attributable to expenditures related to increasing operating efficiency in production areas in contract manufacturing and infrastructure upgrades.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $11,000 for the quarter ended March 31, 2006 compared with $0.8 million for the quarter ended March 31, 2005.

The Company was in compliance with all lending covenants as at March 31, 2006 and 2005.

Debt Repayment and Bank Financing

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•      CDN$15 million or US$ equivalent operating facility payable within 364 days of drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at March 31, 2006, no amount was drawn under this facility.

•      CDN$10 million or US$ equivalent term facility, repayable in full in three years. As at March 31, 2006, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at March 31, 2006 were met.

Credit facilities, if drawn upon, are to be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

As a result of the debt repayment and bank refinancing, the Company has reduced its overall debt levels to nil, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $31,000 during the quarter ($33,000 during the first quarter of 2005) to a company controlled by a member of the Board of Directors, related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expires in May 2006 and lease payments are made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward looking statements).

During 2005, the Company revised downward two key financial targets for 2005, namely revenues and earnings per share, as a result of the extension of the planned shutdown of the sterile operations of contract manufacturing (as described under Contract Manufacturing above).  The downward revisions resulted from the production delays during the extended shutdown period and the process the Company undertook to recalibrate production schedules to meet customer demand.  The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules.  In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

Results for the first quarter of 2006 are consistent with the Company’s expectations at the time guidance was initially provided for 2006. We did not provide and do not plan to provide quarterly guidance as results can be materially impacted by the quality release process which is independent of when a quarter closes.

As of May 10, 2006, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance.  However, based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2006.  This includes a non-cash charge of 2 cents per share for stock based compensation, according to new accounting rules effective January 1, 2006.  Net operating cash flow in 2006 is expected to be at least $15 million.

The Company believes that its shares trade well below their real value and that the trading price of the shares does not reflect the potential inherent in the Company’s core competencies. Accordingly, the Company has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares.

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2005 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is the US dollar. The functional currency for its Canadian operations – which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire – is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In November 2004, FASB issued SFAS No. 151, Inventory Costs-An Amendment of APB No. 43 which requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges.  Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities.  SFAS No. 151 is required to be adopted by the Company in the first quarter of fiscal 2006.  Adoption by the Company of this pronouncement is not expected to have a material impact on the Company’s results of operations or financial conditions.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at May 10, 2006.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2006	2005
REVENUES
Product sales	$17,648	$20,506
Royalty and licensing	1,428	2,339
	19,076	22,845
EXPENSES
Cost of goods sold, excluding depreciation and amortization	10,832	13,060
Selling, general and administration	4,361	3,640
Research and development	789	567
Depreciation and amortization	1,195	1,038
	17,177	18,305
Operating income	1,899	4,540
Financial income (expense), net	8	(11)
Foreign exchange gain (loss)	45	(31)
Income before income taxes	1,952	4,498
Income taxes	(260)	(1,203)
Net income	$1,692	$3,295

Basic income per share	$0.04	$0.08

Diluted income per share	$0.04	$0.08

Weighted-average number of shares outstanding
- basic	41,538,437	41,142,854
- diluted	41,743,180	42,150,678

See the accompanying notes to the interim Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	March 31,	December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$14,086	$12,390
Accounts receivable	12,576	16,301
Inventories	8,720	7,629
Prepaid expenses	1,289	1,003
Deferred income taxes, net	3,077	2,750
Total current assets	39,748	40,073

Property, plant and equipment, net	44,963	45,652
Goodwill, net	751	754
Intangible assets, net	332	399
Other assets	460	475
Deferred income taxes, net	7,965	8,467
Total assets	$94,219	$95,820

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,957	$8,793
Current portion of deferred revenues	2,915	3,671
Customer deposits	635	649
Total current liabilities	10,507	13,113
Other liabilities	231	252
Deferred revenues	798	827
Total liabilities	$11,536	$14,192

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$77,069	$77,313
Additional paid-in capital	15,303	15,370
Warrants	916	916
Deficit	(18,089)	(19,781)
Accumulated other comprehensive income	7,484	7,810
Total shareholders’ equity	82,683	81,628
Total liabilities and shareholders’ equity	$94,219	$95,820

See the accompanying notes to the interim Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2006	2005
Common Stock (Number of Shares)
Balance, beginning of period	41,588,005	41,015,326
Exercise of options	3,333	289,062
Repurchased for cancellation	(123,600)	—
Balance, end of period	41,467,738	41,304,388
Common Stock
Balance, beginning of period	$77,313	$75,840
Exercise of options	11	758
Repurchased for cancellation	(255)	—
Balance, end of period	$77,069	$76,598
Additional Paid In Capital
Balance, beginning of period	$15,370	$15,546
Stock compensation expense	240	—
Common shares purchased for cancellation	(307)	—
Balance, end of period	$15,303	$15,546
Warrants
Balance, beginning of period	$916	$916
Balance, end of period	$916	$916
Deficit
Balance, beginning of period	$(19,781)	$(27,565)
Net income	1,692	3,295
Balance, end of period	$(18,089)	$(24,270)
Accumulated Other Comprehensive Income
Balance, beginning of period	$7,810	$5,183
Other comprehensive loss	(326)	(256)
Balance, end of period	7,484	4,927
Total shareholders’ equity	$82,683	$73,717
Comprehensive Income
Foreign currency translation adjustments	$(326)	$(256)
Other comprehensive loss	(326)	(256)
Net income	1,692	3,295
Total comprehensive income	$1,366	$3,039

See the accompanying notes to the interim Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

	For the Three Month Periods
	Ended March 31,
	2006	2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$1,692	$3,295
Adjustments to reconcile net income to net cash from (used in) operating activities
Amortization of deferred revenues	(783)	(1,050)
Depreciation and amortization	1,195	1,038
Stock-based compensation	240	—
Deferred income taxes	50	987
Other	270	261
Changes in operating assets and liabilities
Accounts receivable	3,697	(667)
Inventories	(1,137)	1,003
Prepaid expenses	(293)	(206)
Accounts payable and accrued liabilities	(1,841)	(3,309)
Deferred revenues	—	254
Net cash from (used in) operating activities	3,090	1,606
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(642)	(794)
Increase in intangible assets	(174)	(147)
Proceeds from disposition of equipment	22	—
Net cash from (used in) investing activities	(794)	(941)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Decrease in customer deposits, net	(11)	(17)
Exercise of options	11	758
Common shares purchased for cancellation	(562)	—
Net cash from (used in) financing activities	(562)	741
Effect of foreign exchange rate changes on cash and cash equivalents	(38)	10
Net increase in cash and cash equivalents	1,696	1,416
Cash and cash equivalents, beginning of period	12,390	5,926
Cash and cash equivalents, end of period	$14,086	$7,342

Additional Information
Interest paid	$—	$—
Income taxes paid	$110	$228

See the accompanying notes to the interim Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.             Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2005, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2006 and 2005.

2.             Change in Accounting Policy

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted.  Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant.  Stock options generally vest over 3 or 7 years and have a term of 5 or 10 years. Under that transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.  Expense recognized for the three month period ended March 31, 2006 was $240.  As of March 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $2,421 which will be amortized over the weighted-average remaining requisite service period of 2.6 years.  The intrinsic value of stock options exercised was $4 and $652 for the three month periods ended March 31, 2006 and 2005, respectively.

If this change in accounting policy had been applied to the previous fiscal year, the Company’s net income, basic income per share and diluted income per share for the three month period ended March 31, 2005 would have been reduced on a pro-forma basis as follows:

March 31, 2005

Net income, as reported	$3,295
Pro forma impact	(201)
Pro forma net income	$3,094

Basic net income per share, as reported	$0.08
Pro forma impact per share	$—
Pro forma net income per share (Basic)	$0.08
Pro forma net income per share (Diluted)	$0.07

The estimated fair value of granted stock options for the three month periods ended March 31, 2006 and 2005 using the Black-Scholes option-pricing model with the following weighted-average assumptions for the three month periods ended March 31 were as follows:

	March 31, 2006	March 31, 2005

Dividend yield	0.0%	0.0%
Expected volatility	47%	60%
Risk-free interest rate	3.9%	3.7%
Expected option life	5 yrs	5 yrs
Fair value per option granted	$2.32	$3.09

3.             Inventories

	March 31, 2006	December 31, 2005

Raw materials	$4,825	$4,576
Work-in-process	1,633	1,285
Finished goods	2,262	1,768
	$8,720	$7,629

4.             Shareholders’ Equity

a.             Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Periods
	Ended March 31,
	2006		2005

Balance, beginning of period	2,652,620		2,753,232
Increase (decrease) resulting from:
Granted	330,000		325,000
Exercised	(3,333)		(289,062)
Cancelled	(16,667)		—
Expired	(40,500)		—
Balance, end of period	2,922,120		2,789,170
Exercisable at March 31	1,623,620		1,575,837

Weighted-average exercise price of options:
Outstanding, end of period	CDN$	4.06	CDN$	3.67
Exercisable, end of period	CDN$	3.79	CDN$	3.42
Granted	CDN$	5.06	CDN$	5.73
Exercised	CDN$	3.66	CDN$	3.20
Cancelled	CDN$	5.93	—
Expired	CDN$	3.33	—

The following table summarizes information about stock options outstanding at March 31, 2006:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price

CDN$2.01 - $2.50	572,995	5.12	CDN$	2.36	213,662	CDN$	2.35
CDN$2.51 - $3.00	45,833	6.06		$2.70	8,333		$3.00
CDN$3.01 - $3.50	360,000	0.52		$3.16	346,667		$3.15
CDN$3.51 - $4.00	583,292	0.75		$3.76	583,292		$3.76
CDN$4.01 - $4.50	220,000	1.89		$4.25	178,333		$4.24
CDN$4.51 - $5.00	200,000	4.11		$4.70	53,333		$4.70
CDN$5.01 - $6.65	940,000	4.96		$5.51	240,000		$5.53
	2,922,120	3.34	CDN$	4.06	1,623,620	CDN$	3.79

b.             Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to receive any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense. During Q1, 2006, as a result of the change in the value of the DSUs, a recovery in the amount of $137 was recorded (Q1, 2005 — $58 expense). During Q1, 2006, 23,400 (Q1, 2005 — 3,673) DSUs were issued, and none have been redeemed. In aggregate, as of March 31, 2006 there were 233,308 DSUs (March 31, 2005 - 193,986) issued and outstanding.

5.             Segmented Information and Major Customers

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments, particularly operating segments, are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2005 annual Consolidated Financial Statements.

	For the Three Month Periods
	Ended March 31,
	2006	2005
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,899	$4,734
Manufacturing	13,577	15,851
Corporate and Other	(828)	(79)
	$17,648	$20,506
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$26	$—
Manufacturing	—	—
Corporate and Other	1,402	2,339
	$1,428	$2,339
TOTAL REVENUES
Radiopharmaceuticals	$4,925	$4,734
Manufacturing	13,577	15,851
Corporate and Other	574	2,260
	$19,076	$22,845
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$3,065	$2,797
Manufacturing	3,874	4,600
Corporate and Other	(123)	49
	$6,816	$7,446
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$1,018	$1,136
Manufacturing	1,352	849
Corporate and Other	1,991	1,655
	$4,361	$3,640
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$789	$567
Manufacturing	—	—
Corporate and Other	—	—
	$789	$567
SEGMENT INCOME (LOSS) (1)
Radiopharmaceuticals	$1,284	$1,094
Manufacturing	2,522	3,751
Corporate and Other	(712)	733
	$3,094	$5,578
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$264	$245
Manufacturing	848	681
Corporate and Other	83	112
	$1,195	$1,038
OPERATING INCOME (LOSS) (2)
Radiopharmaceuticals	$1,020	$849
Manufacturing	1,674	3,070
Corporate and Other	(795)	621
	$1,899	$4,540

IDENTIFIABLE ASSETS	March 31, 2006	December 31, 2005
Radiopharmaceuticals	$13,145	$12,340
Manufacturing	49,810	52,664
Corporate and Other	31,264	30,816
	$94,219	$95,820

(1)           Segment income (loss) before depreciation and amortization, financial income (expense), foreign exchange gain (loss) and income taxes.

(2)           Segment income (loss) before financial income (expense), foreign exchange gain (loss) and income taxes.

Geographic Segmentation

	For the Three Month Periods
	Ended March 31,
REVENUES(1)	2006	2005
Canada	$8,984	$11,354
United States	9,823	11,367
Other	269	124
	$19,076	$22,845

(1)           Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, plant and equipment, Goodwill and Intangible assets are located in Canada.

Expenditures for Property, Plant and Equipment

	For the Three Month Periods
	Ended March 31,
	2006	2005
Radiopharmaceuticals	$229	$44
Manufacturing	413	739
Corporate and Other	—	11
	$642	$794

Product Sales Revenues by Major Product Groups

	For the Three Month Periods
	Ended March 31,
	2006	2005
Radiopharmaceuticals	$4,899	$4,734
Manufacturing - Sterile	10,952	11,337
Manufacturing - Non Sterile	2,625	4,514
Corporate and Other	177	166
Intercompany eliminations	(1,005)	(245)
	$17,648	$20,506

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	For the Three Month Periods
	Ended March 31,
Major Customers	2006	2005
Customer A	16.0%	24.0%
Customer B	25.0%	18.0%
Customer C	11.0%	16.0%
	52.0%	58.0%

6.             Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

7.             Comparative Information

The Company has reclassified certain prior period’s information to conform with the current period’s presentation.